Exhibit 99.19

Exberry License Agreement

This Software License Agreement (this “Agreement”) is entered into on the 04 day of May, 2022(the “Effective Date”) by and between OM2 Ventures Ltd. C.N. 515865103, a company incorporated under the laws of the State of Israel (the “Company”), with its head office at 3 Arie Shenkar St., PO Box 4192, Herzliya Pituach, Israel, and Abaxx Exchange, Pte. Ltd. a company incorporated under the laws of Singapore, with its head office at 30 Cecil Street. # 19-08 Prudential Tower, Singapore 049712 (the “Client” or “Licensee”). Each a “party” and together, the “parties”.

Company has developed a certain computer system platform operating under the name “Exberry” supporting any operator that manages an exchange marketplace operation, defined herein below as the Platform.

Client wishes to acquire a license from Company, and Company wishes to provide Client with a license to the Platform (as defined below), subject to and in accordance with the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein, and for other good and valuable consideration, the parties hereby agree as follows:

1.	Definitions.

The following capitalised terms shall have the following meanings unless the context requires otherwise:

1.1.	“License” means as defined in Section 2 0 hereof.

1.2.	“Confidential Information” means any data or information, oral or written, treated as confidential or which should reasonably by its nature be treated as such, that relates to the disclosing party’s past, present, or future research, development or business activities, including any unannounced product(s) and service(s), and including, without limitation, any information relating to services, developments, inventions, processes, plans, financial information, customer and supplier lists, prices, forecasts, and projections, inventions, know- how, trade secrets and other proprietary information, including the Platform, the Documentation and trade secrets relating to the Platform and any Updates thereof.

1.3.	“Deliverables” means as defined in Section 3.1 hereof.

1.4.	“Development” and “Development Fees” means as defined in Section 6.3 hereof.

1.5.	“Documentation” means all documents, information, manuals, directions, specifications, explanations, or material, concerning Company and/or the Platform, produced by or for Company and reduced to writing for the use of the Platform in any form whatsoever.

1.6.	“Escrow Agent” shall mean [law firm] “Escrow Agreement” shall, mean the escrow agreement to be agreed and executed between the parties hereto and the Escrow Agent with regard to the deposition of the Source Code, Object Code of the customised system including all Deliverables, materially in the form attached to the Agreement as Exhibit C.

1.7.	“Intellectual Property Rights” means pending or granted patents, trademarks, service marks, trade names, registered and unregistered designs, trade or business names, copyright (including, but not limited to, rights in software), and any applications for any of the aforesaid, and further includes trade secrets, databases, know-how, rights in confidential information and any other intellectual property rights whatsoever irrespective of whether such intellectual property rights have been registered or not, which may subsist in any part of the world.

1.8.	“License Fees” means as defined in Section 5.2.

1.9.	“Platform” means the computer system platform for managing and operating an exchange marketplace system licensed under the License in accordance with the specifications as detailed in Exhibit D, and all Updates thereto.

1.10.	“Permitted Users” means market participants and Client employee users who are allowed to use and utilise the services offered via the Platform pursuant to all applicable laws and applicable end user terms and conditions of use (“Terms of Use” or “ToU”).

1.11.	“Permitted Users Data” means all documents, information, or materials, concerning Permitted Users, produced by a Permitted User or for a Permitted User in connection with the use by a Permitted User of the Platform.

1.12.	“Product Launch” shall mean when Client commences commercial operations as a Recognized Market Operator under the license granted by MAS or market participants place live orders on the Platform.

1.13.	“Setup Fees” means as defined in Exhibit A hereto.

“Specific Default” means any one or more of the following events: (i) Company files a petition for relief under any bankruptcy laws, receivership or third-party administration; (ii) involuntary proceedings under any bankruptcy, receivership or third-party administration laws are commenced by creditors against Company.

1.14.	“Third Party Software” means any third party software embedded in or integrated to the Platform.

1.15.	“Update” means a new version or a revised version of the Platform generally made available, for pay or for free, by Company to all of its existing Platform customers, that contain either major enhancements and/or new features or bug fixes and/or minor enhancements or improvements, all according to Company’s release schedule and as determined at Company’s sole discretion. For the avoidance of doubt, the Client cannot reject any Updates done.

2.	Grant of License.

License. Company hereby grants to Client, and Client hereby acquires, effective upon full payment of the applicable payment as stipulated in Section 5 and Exhibit A hereto, and subject to the terms of this Agreement, a non-exclusive, non-transferable, limited non-sublicensable (unless approved by Company) license (the “License”) for the access and use by Client of the Platform for the sole purpose of operating a trading platform for its lawful business operation and services operated by Client, for Permitted Users, provided that any additional work shall be fully paid for by Client, according to the Development Fees set forth in Exhibit A. Each Permitted User to accept its Terms of Use (“ToU”) which shall include standard representations, warranties, and indemnifications in regard to the use of the Platform.

3.	Protection of the Platform; Obligations of Client

3.1.	Title. All claims to, title in and to the Platform, Documentation, Updates (to the extent delivered) and Developments (as such term is defined below and to the extent delivered) (collectively, the “Deliverables”), including but not limited to, all copyrights, patents, trade secret rights, moral rights and other intellectual property rights, whether currently or in the future registrable or not, shall remain solely in and with Company; notwithstanding any advice, suggestions or other contribution to any of the Deliverables, which may be provided, offered or made by Client. Client shall have no right to use any of the Deliverables, unless otherwise agreed specifically in writing by the parties hereto.

3.2.	Access to the Deliverables. Client may not, and may not permit, enable or aid others to, translate, reverse engineer, decompile, disassemble, update, modify, create derivative work from, reproduce, duplicate, copy, distribute or otherwise disseminate all or any part of the Deliverables, or extract Source Code from the Object Code of any software part of the Deliverables. For purposes hereof, “Source Code” means the human readable form of the Platform, and “Object Code” means any compiled, assembled, or machine executable version of the Platform, or any part thereof.

3.3.	Permits; Licenses; Compliance with Law. Client shall be solely and fully responsible for obtaining all permits, licenses and authorisations which are required for the operation of the Platform, including, without limitation, for use of any proprietary data, or any use of any part of the Deliverables under any and all applicable laws, regulations and ordinances and such permits and licenses must be in full force and effect during the entire term of this Agreement. Without limiting the aforesaid or any other provision of this Agreement, Client shall be solely and fully responsible to ensure at all times that any use by Client and its Permitted Users of the Platform is in accordance with any and all applicable laws, including such laws in the jurisdiction of location of the Client’s operation of the Platform and in the jurisdiction of the location of the Permitted Users. This provision does not impose any inspection obligations on behalf of the Company on the Client, and all of Client’s operations are strictly Client’s responsibility. For avoidance of doubt, and without limiting the materiality of any other provision hereof, this is a material term of this Agreement.

3.4.	Permitted Users. Client further represents, warrants and undertakes that the Platform shall be available only to Permitted Users, and that Client will take all active measures that are required in order to prevent end users who are not Permitted Users from making any use of the Platform. Client may collect Permitted Users Data in a database dedicated for this purpose subject to any applicable laws. All title in and to the Permitted Users Data and all liability for such data shall vest solely in and with Client. Client hereby grants Company an irrevocable license to use Permitted Users Data for (i) internal purposes; and (ii) transfer to third parties in connection with the provision of the services to Client in accordance with this License Agreement.

3.5.	Restricted Content. Client further acknowledges and undertakes that it shall not, via or in connection with the Platform, offer, post, or allow content which involves unlawful, harmful, threatening, obscene, harassing, or racially, ethnically or otherwise discriminating content. Inclusion of any such materials shall be deemed a material breach under this Agreement and shall entitle Company to terminate this Agreement immediately. Company is not obligated, however, to monitor Client’s use of the Platform and shall not be liable for any such content offered, posted or allowed by Client. Without limiting the foregoing, Client and its Permitted Users shall not use or permit anyone to use the Platform for any unlawful or unauthorised purposes whatsoever.

4.	Maintenance; Support.

Subject to full payment of all amounts payable by Client to Company hereunder, Company shall, for the Term of this Agreement, provide Client with maintenance support as outlined in the maintenance schedule (Service Level Agreement) attached as Exhibit B hereto.

5.	Payment.

5.1.	Set Up Fees. Client shall pay Company a one-time Setup Fee for the License in the amount set forth in Exhibit A attached hereto for the configuration of the Platform, the specifications of which shall be detailed in Exhibit D. The Setup Fees shall be paid in accordance with the payment terms set forth in Exhibit A.

5.2.	License Fee. In consideration of the License granted herein, during the entire term of this Agreement, Client shall pay Company the monthly license fees (the “License Fees”) as described in Exhibit A.

5.3.	Prices Exclusive of Tax. All payments due under this Agreement to the Company by the Client shall be net of all taxes that may be levied by any government from time to time. To the extent that the Client is required to deduct or withhold any tax for any reason, the Client shall gross- up and pay such additional amount/s as is necessary to ensure that the Company receives and retains a net sum of what it would receive had there been no such deductions or withholding required or made. The Client shall pay all required taxes to the relevant tax authorities and obtain certificates from them evidencing payments of such taxes and forward the same to the Company within fifteen (15) days of receipt of such certificates. In the event that any interest or penalties are levied in respect of such tax payments by the tax authorities, the same shall be solely paid by the Client.

5.4.	No Set off. Client may not, under any circumstances, set off or attach any lien on any amount payable to Company hereunder, regardless, without limitation, of any breach by Company that Client may allege at any time whatsoever.

5.5.	Late Payment Charges. Company reserves the right to levy late payment charge on any overdue amounts. This charge will take the form of interest at a monthly compounded rate of two percent (2%) (or, if this rate is higher than permitted by law, then the rate permitted by law) on all amounts outstanding for more than five (5) days from the due date of payment. In the event of a delay of more than five (5) days, interest shall accrue retroactively from day one, and thereafter levied monthly or part monthly until arrears plus interest have been cleared.

5.6.	Yearly Review of Fees. Company reserves the right to yearly review and adjust all fees in relation to this Agreement by providing the Client with a six (6) months prior written notice.

6.	Development Services.

6.1.	Client may from time to time request certain development services from Company, including without limitation, changes or additions to the Platform that improve functions, add new functions, or improve performance by changes in the system design or coding (the “Developments” and “Development Services”). Company may or may not agree to perform such changes based on Company’s development road map, in its sole discretion, or as otherwise mutually agreed in writing by both Parties. It is hereby agreed and understood, that every Development shall be the sole property of Company which will be the sole owner of any such Development and any related intellectual property rights whatsoever, to the absolute exclusion of the Client.

6.2.	All Developments made by Company shall be deemed part of the original Deliverables and included in the applicable License.

6.3.	Upon mutual agreement in writing by the Parties, payment for the performance of the Development services by Company shall be provided on a time and materials basis and charged daily, and Client shall pay an amount per work hour as set forth in Exhibit A hereto (the “Development Fees”).

7.	Exchange Data Feed/Information provided via/through the Platform.

Client shall negotiate, purchase, license or otherwise procure his own data licenses and agreements and shall be solely responsible to obtain all permits and licenses and effect all payments in connection therewith as well as fully comply with any license agreement terms. Client shall be fully and solely liable toward any third party with respect to his data feed and shall indemnify and hold harmless Company with respect to any claim in connection with the data feed served via the Platform. Company shall assist in the integration of any such data feed to the Platform as part of the Set Up. Client shall provide Company with any information, specifications and contacts required in order to perform such integration.

8.	Warranties and Disclaimer.

8.1.	Both parties warrant that they have implemented appropriate technical and organisational measures and mechanisms required in order to protect Personal Data and against unauthorised or unlawful processing, accidental loss, destruction or damage, including in the event of sub- contract of any processing (for example, in the case of external storage of data). Both parties agree to make best commercial efforts to comply with all applicable data protection and privacy laws, including but not limited the General Data Protection Regulations (GDPR) including without limitation, any personal data privacy laws in their use, storage, processing or any other exploitation of Personal Data. For the purposes of this Agreement, “Personal Data” means all information about a certain natural person, such as name, contact details, purchase history, date of birth, bank account details, etc. However, information relating to a natural person who cannot be identified by any means does not constitute Personal Data.

8.2.	COMPANY DOES NOT WARRANT THAT THE PLATFORM WILL PERFORM WITHOUT ERROR OR THAT IT WILL RUN WITHOUT IMMATERIAL INTERRUPTION. NO WARRANTY SHALL APPLY TO DEFECTS, FAILURES, DAMAGES, OR LOSSES RESULTING FROM (I) THIRD-PARTY SOFTWARE EMBEDDED IN THE PLATFORM OR SERVICES PROVIDED THROUGH IT; OR FROM (II) CORRECTIONS, REPAIRS OR SERVICE NECESSITATED BY: (A) CLIENT’S OR THE ULTIMATE PERMITTED USERS’ SYSTEM, OTHER EQUIPMENT OR ITS USE; (B) ANY ACT OR OMISSION BY ANYONE OTHER THAN COMPANY; (C) POWER SHORTAGES, IRREGULARITIES, DOWNTIME OR FAILURES; (D) MODIFICATION OF THE PLATFORM BY ANYONE OTHER THAN COMPANY; OR (E) ANY OTHER CAUSE BEYOND COMPANY’S CONTROL. IT IS SPECIFICALLY STATED THAT COMPANY BEARS NO RESPONSIBILITY OR LIABILITY IN CONNECTION WITH ANY USE, MISUSE OR RISKS TAKEN WHILE USING THE PLATFORM, OR ANY LICENSED SOFTWARE IN CONNECTION WITH THE SERVICES SET OUT HEREIN.

9.	Indemnification and Remedies in case of Infringement

9.1.	Client hereby agrees to indemnify Company and its officers, directors, managers, partners, members, employees agents, successors and assigns from and against any alleged claims, including attorney’s fees, incurred by them on account of Client’s operation of the Platform, including, without limitation: (i) unauthorised collection of Permitted User Data, including Personal Data, privacy violations and any other privacy related issues; (ii) use by Client or its Permitted Users of the Platform is in violation of any and all applicable laws; (iii) use of the Platform by any end user of the Platform who is not a Permitted Users; (iv) any offer, posting, or allowing by Client, via or in connection with the Platform, of content which involves unlawful, harmful, threatening, obscene, harassing, or racially, ethnically or otherwise discriminating content; (v) unauthorised or unpaid use of third party proprietary content or any other third party elements; or (vi) any liability arising from use by Client of information made available in the Platform.

9.2.	the Company shall defend, indemnify, and hold harmless the Client from and against any claims, including reasonable attorney fees, incurred by Client due to any claim for infringement, misappropriation or misuse of any intellectual property rights of any third party with respect to such services and/or the Platform or any portion thereof provided, that Client gives Company: (a) prompt written notice of any such claim; and (b) sole authority to defend or settle as it sees fit and reasonable cooperation (at Company’s expense). Company may, at its sole option and expense (i) procure for Client the right to continue using the Platform, (ii) modify it so that it is non-infringing, (iii) procure a replacement product that has reasonably the same functionality, or, if none of the above options is reasonably available, (iv) terminate this Agreement. Company will have no liability under this Section for any claim based upon (1) Client’s modification to, or integration with, or use of the Platform with other software, or (2) Company implementing any change resulting from or following any instruction or direction of Client, including Developments.

10.	Injunctive Relief.

Client agrees that unauthorised use of the Licenses will cause serious damage to Company, and that in such event money damages may not constitute sufficient compensation; consequently, Client agrees that in the event of any misuse of the Platform or the License/s set out herein, Company shall have the right to obtain injunctive relief in addition to any other legal or financial remedies to which it may be entitled.

11.	LIMITATION OF LIABILITY.

ANY OTHER PROVISION HEREOF NOTWITHSTANDING, COMPANY’S LIABILITY IN CONNECTION WITH THIS AGREEMENT, UNDER ANY CAUSE OF ACTION OR THEORY OF LAW, IS LIMITED TO THE ACTUAL FEES PAID TO IT BY CLIENT IN THE THREE (3) MONTHS PRIOR TO THE ACTION GIVING RISE TO LIABILITY. IN NO EVENT WHATSOEVER SHALL COMPANY (INCLUDING THIRD PARTY LICENSORS) BE LIABLE TO CLIENT OR TO ANY THIRD PARTIES FOR ANY INDIRECT OR CONSEQUENTIAL DAMAGES CAUSED, IN WHOLE OR IN PART, BY THE USE OF THE PLATFORM, OR THE UNDERLYING SOFTWARE, OR FOR ANY LOST REVENUES, LOST PROFITS, LOST SAVING OR OTHER DIRECT OR INDIRECT, INCIDENTAL, SPECIAL, OR CONSEQUENTIAL DAMAGES INCURRED BY ANY PERSON, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR CLAIMS, AND UNDER ANY THEORY OF LAW.

12.	Confidentiality

12.1.	The parties understand and agree that the Confidential Information disclosed by each of the parties is a valuable asset of the other party. Each party expressly agrees to retain the Confidential Information in strictest confidence and to use it only in conjunction with the Platform pursuant to the terms of this Agreement. Each party further agrees to keep the Confidential Information confidential and not to disclose the same to any third party. Each party shall require any of its contractors and each of its employees granted access to the Platform to execute a confidentiality agreement under which such persons and entities agree: (i) to limit their use of the Confidential Information; and (ii) not disclose or make any other use of the Confidential Information except for purposes expressly authorised hereunder. Each party shall further require such persons and entities to return the Confidential Information and any portion thereof after such person or entity has completed the project for which they were hired. Each party shall at all times be liable for the actions and omissions of such contractors and employees.

12.2.	The obligations with respect to the Confidential Information shall survive the termination of this Agreement.

12.3.	The provisions of this Section shall not apply to information which: (i) is already available to the public as of the date of this Agreement; (ii) becomes publicly available through no fault of the party receiving the Confidential Information (or the fault of its employees or agents); (iii) is already known to the party receiving the Confidential Information at the time of its receipt thereof, as shown by existing written records; or (iv) is made available to the party receiving the Confidential Information by a third party who is not under an obligations of non-disclosure with respect to such information.

13.	Term and Termination

13.1.	Term. The term of this Agreement shall commence on the Effective Date and will continue thereafter pursuant to the terms hereof unless otherwise terminated or cancelled as provided herein (the “Term”).

13.2.	Termination at Will. Each of Company and Client shall have a right to terminate this Agreement without cause by prior written notice of twelve (12) months.

13.3.	Termination for Cause by Company. Company shall have the right to terminate this Agreement and the License granted herein if Client commits an act of or is subject to a Default. A “Default” means any one or more of the following events: (i) Client files a petition for relief under any bankruptcy laws, receivership or third-party administration; (ii) involuntary proceedings under any bankruptcy, receivership or third-party administration laws are commenced by creditors against Client; (iii) Client attempts to distribute, exchange, offer or promise to distribute or exchange one or more copies of the Platform, whether by sale, license, lease or otherwise, and whether or not any consideration is received for any such transfer or offer or promise; (iv) Client voluntarily dissolves or attempts to dissolve itself as a corporation; or (v) Client fails to pay any fees specified in this Agreement within 14 (fourteen) days of the due date; (vi) Client commits a material breach of a term or condition of this Agreement. Upon the occurrence of a Default, Company shall provide written notice to Client of the Default and Client shall have five (5) days from receipt of notice of Default to cure the same, to the extent it can be cured. If Client shall not effect such cure within said period of time, then Company may, at its discretion, terminate this Agreement immediately; (vii) Any law and/or regulation which prohibits Vendor from providing the services in accordance with this Agreement enters into effect.

13.4.	Termination for Cause by Client. Client shall have the right to terminate this Agreement in the event the Company commits an act of fraud or wilful misconduct Upon the occurrence of such act, Client shall provide immediate written notice to Company of such act and Company shall have ten (10) days from receipt of notice to cure the same, to the extent it can be cured. If Company shall not effect such cure within said period of time, then the Client may terminate the Agreement.

13.5.	Escrow

Upon a Specific Default the Company shall deposit the Source Code, Object Code to the Customised System and all Deliverables with the Escrow Agent described in Exhibit C herein for release in case of certain events set forth in the Escrow Agreement. All costs including Company’s handling cost and the Escrow Agent’s costs shall be paid separately by Licensee. With the consent of Company, which shall not to be unreasonably withheld, Client may entertain escrow agreement with an escrow agent other than the Escrow Agent, on terms commercially similar to the Escrow Agreement described in Exhibit C

13.6.	Survival. Sections 3, 5, 8, 9, 10,11, 12, 13, 14 and 17 hereof shall survive the expiration and termination of this Agreement for any reason. Provisions of Sections which, by their nature, must remain in effect beyond the termination of this Agreement shall also survive.

14.	Consequence of Termination

14.1.	Within five (5) days after the date of termination of this Agreement and subject to the Escrow Agreement, Client shall deliver or delete (as per Company’s request) to Company all copies, including, but not limited to, all archival and backup copies of the Platform and any other Deliverables, and all other Confidential Information.

14.2.	Upon any termination or cancellation of this Agreement and subject to the Escrow Agreement: (i) Client’s rights to continue to use the Platform or any other Deliverables shall immediately cease; and (ii) all of Company’s obligations hereunder shall cease. So long as Client has any copy of the Platform, Client shall continue to be bound by all obligations set forth herein.

14.3.	Payments which accrue or are due before termination of this Agreement shall survive the termination of this Agreement; specifically, any payments received by Client after termination of this Agreement, with respect to services and activities provided during the term of this Agreement shall be subject to payment obligations by Client to Company, such as License Fees and Development Fees.

14.4.	In the event Client terminates the Agreement for Cause, Company shall assist the Client with an orderly wind-down or migration to a new platform (in-house or otherwise licensed) in consideration for reasonable fees as shall be agreed upon by the parties in advance.

15.	Publicity

Either party may issue a public statement or press release concerning the signing of this Agreement, or otherwise publicly identify the Client-Provider relationship pursuant to this Agreement on its website and/or marketing collateral, and may use the other party’s logo solely for such purposes, subject to the prior written consent and approval of any content by the other party.

16.	Force Majeure

Neither party shall have any liability or be deemed to be in default for any delay or failure in performance under this Agreement in the event of acts of God, prohibitive governmental regulation, war or national emergency, riot, strikes, lock-outs, industrial diseases or epidemics, lack of materials, hardware or software failures, shortages or failure of electricity, communications, etc., or any other cause beyond the reasonable control of the parties which renders the performance of this Agreement impossible. The above shall not limit the obligation of the Client to pay the Company the License Fees and/or for any services rendered under this Agreement with respect to the period prior to the force majeure event. In the event either party is in in default for any delay or failure in performance under this Agreement which continues for more than [3] months, due to any force majeure event either party shall have the right to terminate this Agreement.

17.	Miscellaneous

17.1.	Entire Agreement. This Agreement is the complete and exclusive agreement between the parties with regard to the subject matter hereof and supersedes the prior agreements, discussions, proposals, representations, negotiations and memoranda related hereto. This Agreement or the Exhibits hereto shall not be changed or modified unless such change or modification is made in writing and signed by duly authorised officers of both parties.

17.2.	Counterparts. This Agreement may be executed in any number of copies, each of which shall be deemed to be an original and all of which taken together shall constitute but one instrument.

17.3.	Headings. The headings and organisation of this Agreement are included and used solely for convenience of reference and shall not constitute a part in this Agreement for any other purpose.

17.4.	Notices. When any notice is required or authorised hereunder, such notice shall be given in writing by recognized overnight express courier, registered mail, email, or personal delivery addressed to the other party as specified below, or such other address as may be requested in writing by the party to be notified. A notice shall be deemed given three (3) days by courier/regular mail, and immediately upon receipt by personal delivery or email. Notices shall be sent to the following addresses:

Company	Client:
OM2 Ventures Ltd.	Abaxx Exchange, Pte. Ltd
3 Arie Shenkar St.,	30 Cecil Street. # 19-08 Prudential
PO Box 4192, Herzliya, Israel	Tower, Singapore 049712
Tel: 099535200	________________]
Fax: ___________________	Attn: Dan McElduff, Josh Crumb

Email:	Tel: ________________]

17.5.	No Waivers. The waiver of any breach of any covenant or condition of this Agreement shall not hinder or otherwise prevent the subsequent enforcement of such covenant or condition.

17.6.	Assignment. Any assignment of this Agreement or any rights or obligations hereunder by Client, without the express prior written consent of Company, shall be null and void and of no effect and a material breach hereof. The rights and liabilities of the parties under this Agreement will bind and inure to the benefit of each of their respective successors and permitted assigns.

17.7.	Severability. If any of the provisions of this Agreement shall for any reason be declared or held invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision thereof and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein, and the Agreement shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

17.8.	Governing Law; Jurisdiction. This Agreement shall be governed by and construed under the laws of England and Wales without giving effect to rules of conflict of laws and the parties hereto voluntarily, unconditionally and irrevocably submit to the sole and exclusive jurisdiction of the court of competent jurisdiction in London, UK, to the absolute exclusion of any other court and any other jurisdiction. The parties shall make best efforts to resolve any dispute in good faith prior to turning into court.

In Witness Whereof, the parties have executed this Agreement as of the Effective Date set out above.

/s/ Guy Melamed
OM2 Ventures Ltd.			/s/ Joshua Crumb
Name:	Guy Melamed	Name:	Joshua Crumb
Title:	CEO	Title:	Director

EXHIBIT A

Payment Terms

Terms of Payment:

1.	Unless otherwise agreed in writing, all payments hereunder shall be made in USD, EUR, GBP, or ILS, as shall be agreed upon between the parties in advance adjusted in accordance with the updated rate of exchange on the day of payment, as applicable.

2.	Payment Schedule

2.1.	License Fees

Client shall pay USD

Client shall pay USD                   per month commencing on                                until Production Launch, or for 12 months whichever is sooner; Client shall thereafter pay USD          per month

2.2.	Development Service shall be mutually agreed in writing in advance. Payment for such services will be in the amount of USD per day and shall be invoiced at the beginning of each calendar month for the Development services rendered in the previous month and will be payable within five (5) days from Client’s receipt of Company’s invoice with respect thereof.

2.3.	Infrastructure and Operations Costs

Client shall pay any and all related Infrastructure and Operations Costs covering the Licensed Software and cloud infrastructure costs for all environments used in relation to and by Client. These costs are based on the cloud provider’s fees and Company will revise these costs on a quarterly basis. Any changes will be communicated one month before taking effect.

EXHIBIT B

SLA

Service Level Agreement

This Service Level Agreement (hereinafter: the ‘SLA’) is made and effective as of May 04, 2022 (hereinafter: the “Effective Date”) between OM2 Ventures Ltd. (hereinafter: “Company”), a company incorporated and existing under the laws of the State of Israel with its head office at 3 Arie Shenkar St., PO Box 4192, Herzliya Pituach, Israel and Abaxx Exchange, Pte. Ltd. a company incorporated under the laws of Singapore, with its head office at 30 Cecil Street. # 19-08 Prudential Tower, Singapore 049712 (hereinafter: “Client”).

All capitalised terms herein shall, unless otherwise defined herein, have the meaning assigned to them in the License Agreement executed between the Parties on May 04, 2022 (the “License Agreement”)

1. Scope of SLA.

1.1	Services provided under this SLA (the “Services”) are limited only to the Platform licensed for use by Client under the License Agreement between Company and Client. Company is responsible to provide the following: maintenance and support in regard to hardware, installation, configuration and hosting services; third party software and/or services either directly or by contacting the applicable third party; operating systems software and installation and data base software and installation. Client is solely responsible for end user support.

1.2	The Platform is provided on the environments as detailed in Exhibit D. This SLA, including the service requests and Response times set forth herein, refer to the Production environment. The Test environment shall be serviced and maintained in reasonable standards and within a reasonable time frame.

1.3	The Services under this SLA do not include any of the following: (1) support of any related Third Party software products which the Client has requested to add; and (2) any other activity not specifically mentioned in this SLA.

2. Duration of SLA.

Company agrees to provide the Services, as described in this SLA for as long as the Client satisfies all of its obligations as set forth in the License Agreement.

3. Remote Service.

Services under this SLA include solely remote service, and any service required on site or in any specific Client location is not included herein.

4. Company’s Obligations.

4.1	Company will make commercially reasonable efforts to provide the Services described herein so as to maintain the Platform in good working order, keeping it free from material defects so that the Platform shall function properly and in accordance with an accepted level of performance.

4.2	Company shall perform all activities it deems necessary or advisable to provide the Client with technical support as further described below. Company’s obligations are contingent upon Client’s compliance with the obligations and responsibilities of Client as described in the License Agreement and in this SLA.

5. Support Center and Levels of Service.

5.1	Client’s “Hours of Operation” is defined as 6am T to 4am T+2 on Singapore business days (excluding periods starting on Saturdays, Sundays and certain international bank holidays) as determined by the Client with notice to the Company

5.2	Company will make available to Client a channel of communication as shall be agreed between the parties (such as a telephone number, Skype number or any other channel) (the “Support Center Line”) as well as a dedicated email address (“Support Center Email”) for Client to use requesting service for the Platform. The Support Center Line and Email operate during business hours, 09:00 a.m. to 18:00 a.m. GMT+2 time, Monday through Friday, excluding official holidays at domicile of Client (“Business Days” and “Business Hours”). Company will maintain a channel of communication continuously 24 hours per day 7 days a week in relation to Critical Errors and 24 hours per day during Business Day for Major Errors as per section 5.5.

5.3	The parties shall agree an escalation path at both organisations containing names and contact details.

5.4	Upon receipt by Company of notice from Client through the Support Center Line or Email of an error, defect, malfunction or nonconformity in the Platform, Company will provide as soon as reasonably possible and subject to the following response time definitions a response by a qualified member of its staff to begin to diagnose and to correct the problem. Any Critical Error shall be reported via the Support Center Line.

5.5	Such support will be provided by agreed communication lines and via remote access from Company’s support center. Company shall use its best effort to provide the Clients with response according to the following guidelines:

Service Request	Response Time	Comments

Critical Error

A condition that results in a complete system failure of the Platform or affects the overall ability of all of the Permitted Users to trade using standard processes through the Platform or affects the ability of all the Permitted Users to log in to the Platform during the Hours of Operation.

	Within 10 minutes	The resolution will be delivered to Client as a work-around as agreed with Client, or as an emergency software fix. If the problem can be circumvented or avoided on a temporary basis the severity classification will drop to Major Error. It is noted that the Client maintains a two (2) hour recovery time objective (RTO), and the Company will strive to remedy any such errors or deliver a suitable workaround to the best extent possible.

Major Error

A condition that, for a critical number of Permitted Users meets the definition of Critical, but which can be circumvented or avoided on a temporary basis. Includes malfunctions such as incorrect data disseminated by the Platform used to determine settlement prices and downstream processing of trades

	Within 2 hours	The resolution will be delivered to Client as a work-around or as an emergency software fix. If the problem can be circumvented or avoided on a temporary basis the severity classification will drop to Minor Error. It is noted that the Client maintains a two (2) hour recovery time objective (RTO), and the Company will strive to remedy any such errors or deliver a suitable workaround to the best extent possible.

Minor Error A condition that results in the Platform being or performing outside its specified functionality but that is neither Critical nor Major.	Within 1 (one) Business Day	Resolution delivered as part of a scheduled release.

General Service Questions	Within 3 (three) Business Days

Platform usage guidance	Within 3 (three) Business Days

6. System Availability.

6.1	Company will provide access to the Platform with a yearly average availability of 99.9% during market open hours as detailed in the guaranteed metrics table below.

6.2	The availability is measured at the web socket(s) Client accesses the Platform, calculated as (downtime minutes - maximum market minutes) / maximum market minutes * 100; where the minutes are summed up over during market open hours and a calendar month.

6.3	The following events resulting in the Platform as unavailable to the Client are not included when calculating the system availability:

1.	Downtime due to planned Updates and emergency patches

2.	Large scale Internet access issues preventing Company from accessing the Platform from several locations at the same time

3.	Third Party Provider services including AWS

4.	Force Majeure Event

7. System Capacity and Performance.

a.	Guaranteed Metrics

Company will ensure the Platform is functional in accordance with this SLA at or below stated guaranteed volumes.

Trading Days	Singapore business days subject to change with notice from Abaxx

Trading Hours	6am T – 4am T+1 time subject to change with notice from Abaxx

Number of Instruments		and available for trading; inactive instruments are not included

Max Number of Resting Orders		across all instruments

Max Number of Order Messages per Day	1	new, cancelled and amended orders

Max peak order messages per seconds

b.	Performance and Capacity Monitoring

Company will monitor the performance and capacity of the Platform and advice Client if the measured values are approaching the Guaranteed Metrics. Company will report measurements to Client on an agreed frequency which initially will be quarterly. The parties will agree Platform and Minimum Hardware Configuration changes and associated commercials. Once in place, the SLA will be updated with the revised Guaranteed Metrics.

8. Data Retention.

8.1	Company will keep the following data available to Client on-line for a minimum of seven (7) years: orders, market data events (add order events, cancel order events, executed order events).

8.2	Company will keep the following data available to Client on-line for a minimum of one (1)/ year: logs for operation, API requests and responses, and historical system configuration data.

9. IT Security

9.1

10. Updates to Platform.

10.1	Provided that the Client is in strict compliance with his obligations under the License Agreement, Company shall deliver to Client all Updates for the Platform.

10.2	All software Updates and enhancements provided to Client by Company pursuant to the terms of this SLA shall be subject to the terms and conditions of the License Agreement. Updates will be provided on an as-available and when-available basis. The Client will be informed in advance in relations to Updates.

10.3	Company shall notify Client one (1) month in advance, unless the Client accepts a shorter notification as may be agreed from time to time, of a new release or software Update including estimated required down-time, which will be kept at a minimum. Such new release will be made available in a test environment at Client’s request prior to an Update deployment to the Client’s production environment.

10.4	Notwithstanding the above, Company may from time to time and as strictly necessary, install emergency patches addressing IT security and the stability of the Platform, and as directed by third party software providers. Client will be informed immediately after such event that requires the patch occurs and wherever possible before any such emergency patch is installed via agreed communication channels, usually e-mail and slack. It is noted that such emergency patches may cause Downtime.

10.5	Without prejudice to the provisions of the License Agreement, Company assumes no responsibility for the correctness of, performance of, or any resulting incompatibilities with, current or future releases of the Platform if the Client has made changes to the Platform hardware/software configuration or modifications to any supplied source code which changes the performance of the Platform and were made without prior notification and written approval by Company. Company assumes no responsibility for the operation or performance of any Client-written or third-party application.

11. Relocation.

In the event the client hosts the platform, if the Client intends to relocate the hosting of the Platform it shall give Company advanced written notice as shall be agreed between the parties in advance and in writing. Unless otherwise agreed in writing between the parties, Client shall bear any costs of de-installation, installation and repair necessitated by the relocation. In any such relocation the parties agree to renegotiate this SLA as relevant and in good faith.

12. Authorised Client Contacts.

For purposes of this SLA, the following individuals shall be designated as the authorised Client support contacts:

Name	Title	Phone	e-mail

Contact:__ Prashant Bhatnagar, Operations Lead,

Contact:__ Ryan Ingram, Risk Lead,

Conflict between documents. Unless expressly stated otherwise herein, in the event of conflict between this Service Level Agreement and the License Agreement, the latter shall prevail.

Exhibit C

Escrow Agreement

This Escrow Agreement (hereinafter: the “Escrow Agreement”) is made and effective as of [DATE] (hereinafter: the “Effective Date”) between OM2 Ventures Ltd. (hereinafter: “Company”), a company incorporated and existing under the laws of the State of Israel with its head office at 3 Arie Shenkar St., PO Box 4192, Herzliya Pituach, Israel and Abaxx Exchange, Pte. Ltd. a company incorporated under the laws of Singapore, with its head office at 30 Cecil Street. # 19-08 Prudential Tower, Singapore 049712_ (hereinafter: “Client” or “Licensee”), and located at   (“Escrow Agent”), agree as follows:

All capitalised terms herein shall, unless otherwise defined herein, have the meaning assigned to them in the License Agreement executed between the Parties on [date] (the “License Agreement”)

The Company and the Client hereby commission Escrow Agent to hold the Source Code, and Object code and Deliverables as well as any related Documentation in escrow in accordance with this Agreement. Escrow Agent’s appointment and undertaking relates only to hold the Material in its custody in escrow. Escrow Agent shall have no right to open or acquaint itself with the contents of the Material, and shall have no right or duty to verify that the content of the Material is in accordance with any description set out in this Agreement.

1. Additional Definitions

The following terms and expressions shall have the following meanings:

“Material” means the Documentation deposited in accordance with this Agreement;

“Product” means the Exberry Platform as set forth in the License Agreement;

2. Deposit of Material

The Company shall, within fourteen (14) days of a Specific Default, deposit with Escrow Agent, a sealed package containing one complete copy of the Documentation. This Material should be stored on a storage medium suitable for the purpose. The size of the package must not exceed the following size: 35 x 25 x 10 cm. The Company shall state the following on each package deposited:

a) The name of the Parties;

b) The date of deposit;

c) A declaration of all items deposited.

The Escrow Agent has a right to return deposited Material if not made in accordance with this Section 2.

3. Deposit of updated or altered material

The Company undertakes, in accordance with Section 2 above, to deposit with Escrow Agent a sealed package containing any updates of any version of the Documentation within fourteen (14) days from the date occurring in Section 2 herein

4. Escrow Agent’s Obligations

a) hold the Material in a safe and secure environment in accordance with this Agreement;

b) within seven (7) days from receipt of Material confirm to the Company and the Client in writing of the receipt of the Material;

c) not open, copy or in any way use the Material;

d) keep complete written records of its activities undertaken pursuant to this Agreement;

e) notify the Company and Client if, at any time during the currency of this Agreement, the Material has been damaged or destroyed;

f) not release the Material otherwise than in accordance with this Agreement.

5. Company’s obligations and warranties

a) be solely responsible for depositing the Material with Escrow Agent within the time limits and in the manner set forth in this Agreement;

b) within fourteen (14) days of the receipt of a notification in accordance with Section 4 above that the Material has been damaged or destroyed, deposit a replacement copy of the Material with Escrow Agent in accordance with this Agreement.

6. The Client warranties

a) it has license rights to enter into this Agreement;

b) upon an Event it will verify in writing to the Escrow Agent that the Material comprises complete and accurate copies of the Source Code, object Code, Documentation and updates.

c) the Client will assume, pay and be liable for all costs and fees of the Escrow Agent.

7. Clients limited license of materials

If the Material is released to the Client in accordance with this Agreement, the Company hereby grants the Client a limited license to use the Material in accordance with the following:

Contingent upon the occurrence of an Event, Licensor hereby grants Licensee the following limited license:

a)	Licensee may use, reproduce, and create derivative works from the Material, provided Licensee may not distribute or sublicense the Material or make any use of it whatsoever except for such internal use as is necessary to maintain and support the Licensed Software. Any such derivative work will also constitute Material. Copies of the Material created or transferred pursuant to this Agreement are licensed, not sold, and Licensee receives no title to or ownership of any copy of the Material itself. The Material constitutes Confidential Information of Licensor pursuant to the License Agreement.

b)	The Client shall hold the Material in a reasonably safe and secure environment and in any event apply at least the same safety measures it applies to its own confidential materials, and return it to the Company and confirm destruction of all copies, should the Client cease to be entitled to use the Material. Termination of this Agreement will not relieve the Client or its employees or contractors of the obligation of confidentiality set out in the License Agreement.

c)	Once Client no longer uses the Licensed Software the limited license provided under this Escrow Agreement shall terminate.

8. Confidentiality

Escrow Agent undertakes to maintain all information and documentation coming into its possession in relation to this Agreement (including the License Agreement itself) in strict confidence, save where required for Escrow Agent to enforce its rights under this Agreement. Termination of this Agreement will not relieve Escrow Agent or its employees of the obligation of confidentiality contained herein.

9. Rights remain vested in the Company

The Customer and the Client recognise and acknowledge that copyright and all other intellectual property rights of the Material shall remain vested in the Company at all times.

10. Release of Materials Pursuant to an Event

Escrow Agent undertakes, to release the Material to the Client only if one of the following events occur (Event):

a) The Company and the Client submit a joint written instruction to Escrow Agent that the Material shall be released to the Client, or

b) The Company files a petition for relief under any bankruptcy laws, receivership or third-party administration, which is not rescinded within 60 days;

c) The Company voluntarily dissolves or attempts to dissolve itself as a corporation;

d) Involuntary proceedings under any bankruptcy, receivership or third-party administration laws are commenced by creditors against Company, and are not rescinded within 60 days.

10. Release of the Material in Accordance with Section 9

Escrow Agent shall, in accordance with Section 9 promptly send written notification to the Company and Client. Escrow Agent shall immediately release the Material in accordance with the written request by the Client (Request), subject however to an independent verification by the Escrow Agent that an Event has indeed occurred.

11. Termination

This Agreement shall be deemed to be terminated and Escrow Agent shall be fully and finally discharged of its obligation hereunder in any of the following circumstances:

a) The Client submits a written statement to Escrow Agent stating that this Agreement shall be terminated;

b) Escrow Agent releases the Material in accordance with Section 10 above;

c) The Escrow Agent receives written notice from either party to the License Agreement that the License Agreement has been terminated. Upon receipt of such notice, the Escrow Agent will notify the other party in writing, and will only destroy the Material in Escrow after 14 days from delivery of such notice.

12. Fees

Escrow Agent’s fee, which includes an initial fee, an annual fee and a fee for Material updates, is set out in the price list available on Escrow Agent’s website or as mutually agreed by the Client and the Escrow Agent. The prices listed are net of Value Added Tax. Escrow Agent shall send an invoice to the Client for: the initial fee on signature of this Agreement, the annual fee at the beginning of the calendar year to which the fee relates and the fee for Material updates at such time as a Material update is deposited. Paid fees are not refundable if not otherwise agreed. If the Client fails to pay an invoice rendered by Escrow Agent in accordance with this Agreement, Escrow Agent shall be under no obligation to release the Material to the Client. Escrow Agent hereby waives all claims against the Company for fees, costs or any other remuneration in connection with this Escrow Agreement or the services provided hereunder.

13. Liability of Escrow Agent

Escrow Agent shall not be liable to any person or entity whatsoever as regards the content of the Material, including, but not limited to, its accuracy, description, relevance, completeness, merchantable quality, effectiveness or fitness for any purpose. Escrow Agent shall only be liable for direct damage which arises out of or in connection with this Agreement if such damage is caused by Escrow Agent’s negligence, and Escrow Agent’s liability for such damage shall be limited to the lesser of a sum equivalent to the total amount paid by the Client to Escrow Agent under this Agreement or fifty thousand (50,000) USD.

Escrow Agent shall not be liable to the Company and/or the Client for any special, indirect, incidental or consequential loss or damage, which shall include, but not be limited to, loss of profit, loss of business, loss caused by the Material’s unsuitability for any intended purpose, depletion of goodwill or otherwise any other loss whatsoever or howsoever caused, which arises out of or in connection with this Agreement. No action against Escrow Agent arising out of or in connection with this Agreement may be initiated more than one (1) year after the event giving rise to such action took place.

14. Indemnification

The Client undertakes to indemnify Escrow Agent and its employees for all costs, expenses, damages, losses, reasonable attorney’s fees, liabilities and judgments which Escrow Agent or its employees may incur or suffer by reason of performance of its duties under this Agreement, unless such liabilities are due to Escrow Agent’s gross negligence or wilful misconduct.

15. Notices

All notices, requests, demands or other communication under this Agreement shall be made in writing and shall be deemed to be served as follows: If sent by registered post within the same country, three (3) days after the day of dispatch; If sent by fax or regular e-mail, on the next business day of the recipient, provided that notice is simultaneously also delivered by registered mail; or If sent by personal delivery, on the day of delivery. Escrow Agent may act in reliance of any written notice, instruction or request submitted to Escrow Agent under this Agreement and signed or presented by a person apparently authorised to act on behalf of the Company or the Client. All employees of the Company and the Client are hereby deemed to have such authority.

16. Validity

If any provision of this Agreement is declared or found to be illegal, unenforceable or void, obligations arising under such provision shall be null and void and each provision not so affected shall be enforced to the full extent permitted by law.

17. Governing Law and Jurisdiction. The applicable provisions of the License Agreement are hereby incorporated by reference.

In Witness Whereof, the parties have executed this Agreement as of the Effective Date set out above.

OM2 Ventures Ltd.	Abaxx Exchange, Pte. Ltd

Signature:	Signature:

Name:	Name:

Title:	Title:

Signature:	Signature:

Name:	Name:

Title:	Title:

Escrow Agent:

Signature:

Name:

Title:

EXHIBIT D

Specification of Set Up